EXHIBIT 3.5

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

AQUARIA, INC.

Robert M. Sherman and Joseph S. Bussing certify that:

1. They are the President and the Secretary, respectively, of Aquaria, Inc., a California corporation (the “Corporation”).

2. The Amended and Restated Articles of Incorporation of this Corporation are further amended and restated to read in their entirety as follows:

ARTICLE I

The name of the Corporation is Aquaria, Inc.

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The Corporation is authorized to issue only one class of shares, Common Stock, and the total number of shares the Corporation is authorized to issue is 10,000. The par value per share of Common Stock is $.01. Upon filing of these amended and restated Articles of Incorporation, (i) a reverse stock split shall become effective whereby every ten authorized shares of Common Stock are converted into one authorized share of Common Stock, thereby reducing the number of authorized shares of Common Stock from 100,000 to 10,000, and (ii) all authorized Convertible Participating Preferred Stock, Redeemable Preferred Stock, Class A Common Stock and Class B Common Stock, each par value of $.01 per share, of which there are no shares outstanding, shall be cancelled.

ARTICLE IV

1. The liability of directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Any amendment, modification or repeal of this Article by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

2. The Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the Corporation and its shareholders through bylaw provision or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

3. The foregoing second amendment and restatement of these Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing second amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 and 903 of the California Corporations Code. The total number of outstanding shares of this Corporation is at the time of such approval, 1,000 shares of Common Stock. All 1,000 shares of Common Stock voted in favor of the amendment and the restatement, thereby exceeding the vote required. The Common Stock percentage vote required was equal to or greater than 66.67%. There are no outstanding shares of Convertible Participating Preferred Stock, Redeemable Preferred Stock, Class A Common Stock or Class B Common Stock.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge.

Date: December 10, 1999

/s/ Robert M. Sherman
Robert M. Sherman, President

/s/ Joseph S. Bussing
Joseph S. Bussing, Secretary

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